Exhibit 18.1

Preferability Letter from Independent Registered Public Accounting Firm
Regarding Change in Accounting Principle

April 29, 2011

Select Comfort Corporation
9800 59th Avenue North
Plymouth, MN  55442

Dear Sirs/Madams:

At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended April 2, 2011, of the facts relating to the change in accounting principle related to the classification of payments due from third-parties for credit card and debit card transactions that process within seven days from cash and cash equivalents to accounts receivable.  We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of Select Comfort Corporation (the "Company"), that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.

We have not audited any consolidated financial statements of Select Comfort Corporation and its consolidated subsidiaries as of any date or for any period subsequent to January 1, 2011. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of Select Comfort Corporation and its consolidated subsidiaries as of any date or for any period subsequent to January 1, 2011.

Yours truly,

/s/ DELOITTE & TOUCHE LLP